UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    April 06, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       APRIL 6, 2005

                       EXPLORATION PROGRAM UNDERWAY AT THE
                 MOLOLOA SILVER-GOLD PROPERTY, JALISCO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY') (TSXV - TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to report the start of the exploration program at the Mololoa silver/gold Property ("Mololoa"). Mololoa is located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

Mololoa lies within the Hostotipaquillo mining district and is underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. Rock types recorded in the Mololoa area include andesite agglomerate, porphyry and diabase with associated silicification and brecciation.

The Mololoa Claims lie several kilometres to the SE of the La Trini Claims, are under option by the Company, and cover a number of old silver mines such as Mololoa, Las Chinches, Tamara, Albarradon, Camichin, Tiro and Soledad. They are all located on the Mololoa vein system which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The current owner has identified an exploration target ranging from 1 million to 2 million tonnes containing silver/gold mineralization based on historical underground sampling results not available to Tumi. This target area is therefore conceptual but will be tested by Tumi with mapping, sampling and reverse circulation drilling.

Recent surveys in the area have located 12 adit entrances to the old underground workings which will be progressively reopened, mapped and channel sampled. As well, mapping and sampling of surface outcrop will be undertaken looking for silver/gold targets amenable to open-pit type mining. On completion of this work program, a large diameter reverse circulation drilling program will be undertaken on any targets identified.

Tumi's Qualified Person, David Henstridge, President, has reviewed the technical disclosure in this release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

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